

Mail Stop 3561

March 27, 2018

Christopher T. Forsythe
Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800
5430 LBJ Freeway
Dallas, TX 75240

> **Re: Atmos Energy Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 13, 2017**
> **File No. 1-10042**

Dear Mr. Forsythe:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　/s/ William H. Thompson

　　　　　　　　　　　　　　　　　William H. Thompson
　　　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　　　Office of Consumer Products